Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

Resolute Energy Corporation

Ratio of Earning to Fixed Charges

(in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	(25,990)	(178,485)	29,857	48,355	8,574
Fixed charges, excluding capitalized interest	35,845	33,499	18,758	6,012	6,905
Earnings	9,855	(144,986)	48,615	54,367	15,479
Fixed charges:
Interest expense, including capitalized interest	46,429	47,832	22,094	5,145	5,317
Estimate of interest within rental expense	4,356	4,198	3,235	2,167	2,047
Fixed charges	50,785	52,030	25,329	7,312	7,364
Ratio of earnings to fixed charges	(a)	(a)	1.9	7.4	2.1

(a)

Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $40.9 million and $197.0 million for the years ended December 31, 2014 and December 31, 2013, respectively.